UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben Gurion Street

Ramat Gan 5257346, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

XTL Biopharmaceuticals Ltd. (the “Company” or “XTL”) announces that it is proceeding diligently to close the acquisition of 85% of the shares of NeuroNOS Ltd. from Beyond Air Inc, following the execution of the  Binding Letter of Intent on January 13 , 2026 (as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K filed on January 13, 2026), and has already scheduled a shareholders meeting for February 17, 2026 to approve a private placement of up to US$2 million.

Management of the Company believes that the completion of the proposed transaction to acquire 85% of the shares of NeuroNOS Ltd., as well as the private placement, will remedy its deficiency under Nasdaq Listing Rule 5550(b)(1) to maintain a minimum of $2,500,000 in stockholders’ equity. The Company is currently working to submit to Nasdaq a plan to regain compliance with this Nasdaq Listing Rule. However, there can be no assurance at this point that the proposed acquisition will close in a timely manner or at all or that shareholders will approve the private placement in a timely manner or at all, nor can there be any assurance that Nasdaq will approve the Company’s plan, that the Company will regain compliance with the stockholders’ equity rule, or that the Company will maintain compliance with any of Nasdaq’s other listing rules.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, whether to the Company will be able to negotiate and enter into the definitive agreements with respect to the Transaction, whether all conditions precedent in such definitive agreements will be satisfied, whether the closing of such Transaction will occur and whether the Company will achieve its goals. Additional examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) adverse effects of increased competition on the Company’s future business; (v) the risk that changes in consumer behavior could adversely affect the Company’s business; (vi) the Company’s ability to protect its intellectual property; (vii) the Company’s ability to successfully consummate the acquisition of 85% of the outstanding shares of NeuroNOS Ltd. pursuant to the letter of intent signed by it and Beyond Air, Inc., and, if consummated, to successfully manage and integrate NeuroNos Ltd and (viii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 54 2288897

Email: noam@xtlbio.com

www.xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2026	XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Noam Band
Noam Band Chief Executive Officer

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